ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

January 30, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

07020886

Gentlemen:

SUPPL

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED

FEB 1 2 2007

THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
30 January 2007 (ASX – Announcement & Media Release – Offshore China Update)
30 January 2007 (ASX - Appendix 5B and Quarterly Report for 1 Oct to 31 Dec 2006)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

30 January 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

The following release was made to the market today by the Operator, ROC Oil:

ROC-LED JOINT VENTURE MOVES TOWARDS DEVELOPMENT OF BEIBU GULF OILFIELDS, OFFSHORE CHINA

KEY POINT

- A consortium of Australian companies, led by ROC, has moved towards the development of its oil discoveries offshore China, with the release today of details of a just completed Appraisal Report.

SUMMARY

- ROC's wholly owned subsidiary, Roc Oil (China) Company, operator of the Block 22/12 Joint Venture, advises that it has completed the Appraisal Report ("the Report") for the Wei 6-12 South and Wei 6-12 oilfields in the Beibu Gulf, offshore China. The Report has been submitted to the Chinese government authorities with a view to moving the fields towards commercial development.

- Based upon the oil in-place figures in the Report and model-generated recovery factors, it is estimated that the recoverable oil at the Wei 6-12 South and Wei 6-12 oilfields ranges from a most likely case of 19 MMBO to an upside case of 27 MMBO.

- The Report does not address an additional 10 MMBO most likely estimate for the recoverable oil in the undrilled Sliver and Footwall prospects which are adjacent to the Wei 6-12 South Field.

- The Joint Venture is now moving towards the commercial development of the fields via a formal Front End Engineering and Design ("FEED") phase, due to commence in late 1Q 2007 and a Final Investment Decision ("FID"), expected in 2H 2007. Subject to normal industry caveats, including timely receipt of government approvals, availability of contractors and the cost of goods and services, this schedule could lead to first oil production by 2009. In order to progress the development concept as quickly as possible, the Joint Venture has already sanctioned work that would normally be conducted as part of a formal FEED process.

1st Floor, 87 Colin Street; West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

BACKGROUND

The Report only addresses the in-place oil at the Wei 6-12 and Wei 6-12 South fields, without reference to the five mapped prospects which lie within 4 km of these fields nor to the other four known oil accumulations in the southern part of the permit. The Report's key point is:

- Reservoir modelling indicates the most likely oil in-place for the two known fields is 56 MMBOIP, with a combined upside oil in-place of 78 MMBOIP. Approximately 80% of the in-place oil is contained within the Wei 6-12 South Field.

Application of simulation model-generated recovery factors of approximately 35% for Wei 6-12 South and 25% for Wei 6-12 accumulations, suggest that the most likely estimate of combined recoverable oil from these two fields is 19 MMBO, which could increase subject to reservoir optimisation. The potential upside recoverable oil volume for the two fields is 27 MMBO.

It is anticipated that initial production from the potential development of the Wei 6-12 and Wei 6-12 South fields will range from 10,000 BOPD to 15,000 BOPD. Assuming current oil prices, the fields' productive life could span 10 years.

When the most likely oil in-place estimate for the two known fields (Wei 6-12 South and Wei 6-12) is combined with the equivalent estimate for the two adjacent, undrilled, prospects (Sliver and Footwall) contained in the Independent Expert's Report which accompanied ROC's November 2006 Rights Issue Prospectus, the total most likely oil in-place for the four featured Wei Oil Field Complex is approximately 83 MMBOIP; with an upside potential of 108 MMBOIP. Subject to the successful drilling of the Sliver and Footwall prospects, the most likely total recoverable oil estimate for these four features is 29 MMBO; with an upside potential of 37 MMBO.

The Wei 6-12 South and Wei 6-12 production facilities would be designed to accommodate potential oil accumulations in the Sliver and Footwall prospects and the three other, higher risk, prospects which lie within four kilometres of the Wei 6-12 South Oil Field. According to the Independent Expert's Report referred to above, these three other prospects have a mapped in-place P50 oil potential of approximately 150 MMBOIP.

The design of the Wei 6-12 South and Wei 6-12 production facilities would also allow for future expansion to accommodate the potential development of the other four oilfields in the southern part of the Block. Unlike the oil in the northern part of the permit, the oil in these four southern fields is relatively heavy and viscous but these fields represent a large potential resource with an estimated P50 oil in-place of about 240 MMBOIP, as documented in the Independent Expert's Report referred to above.

Commenting on the Appraisal Report ROC's Chief Executive Officer stated that:

> *"The results of the Appraisal Report are consistent with previous public statements by ROC. They pave the way for a move towards a cornerstone commercial development that could trigger a number of add-on development opportunities. Until now the difficulty with our activities in the Beibu Gulf has been getting the first cab to move off the rank and while we are not quite at that point just yet, we have certainly*

taken a big step in that direction. If the optimum schedule is maintained, the development of the Beibu fields will dovetail very neatly into ROC's production and development activities in the Bohai Bay."

The Block 22/12 Joint Venture comprises*:

Roc Oil (China) Company	40% and Operator
Horizon Oil Limited	30%
Petsec Energy Ltd	25%
Oil Australia Pty Ltd**	5%

**The China National Offshore Oil Company ("CNOOC") is entitled to participate up to a 51% funding equity level in any commercial development within Block 22/12.*

*** A subsidiary of First Australian Resources Ltd.*

For information on FAR's drilling activities visit our website at www.far.com.au

QUARTERLY REPORT FOR THE PERIOD

FROM 1 OCTOBER 2006 TO 31 DECEMBER 2006

HIGHLIGHTS

OFFSHORE WEST AFRICA - SENEGAL
MV Symphony arrives offshore Senegal to commence 3D Seismic acquisition
Mobilisation costs of seismic vessel shared with Italian Group Edison.

UNITED STATES OF AMERICA
Third quarter oil and gas sales $498,667.
Two oil and gas discoveries at Lake Long, South Louisiana
West Andrew well plugged and abandoned, South Louisiana
Hardeman County Texas well plugged and abandoned.
Increase in Lake Long Deep working interest
Leasing continues ahead of planned 50 sq mile 3D shoot at NE Waller onshore Texas.

CANADA
Testing continues in Kakwa Deep Project, Alberta.
Option negotiated with SUNCOR on "Sons of Kakwa" well.

OFFSHORE CHINA
Appraisal studies of the Wei 6-12 South and 6-12 Oil fields continue as JV moves toward commercial development
Planning of next exploration well on Block 22/12 continues.

AUSTRALIA
Stokes Bay-1 and Valentine-1 likely in back to back program run by new operator ARC Energy in onshore Canning basin permit EP104.
Duomonte likely candidate for drilling 4th quarter 2007 offshore WA-254-P.

OFFSHORE WEST AFRICA - SENEGAL
RUFISQUE AND SANGOMAR AND SANGOMAR DEEP OFFSHORE BLOCKS (OPERATOR – HUNT OIL COMPANY)

During the quarter the MV Symphony seismic vessel arrived Offshore Senegal and is scheduled to commence acquiring seismic for FAR during the second week of February 2007. The vessel is currently active for the Italian group Edison in an adjacent concession.

FAR's survey will be the largest 3D survey conducted Offshore Senegal as part of a world class exploration program being conducted by Hunt Oil and has the potential to place Senegal on the map as an investment destination.

Hunt/FAR are sharing the MV Symphony seismic vessel with the Italian group Edison and have applied savings that will result from sharing the mobilisation costs toward extending the 3D coverage by 50 km^2.

The MV Symphony vessel will move on location after first acquiring Edison's 1500 km^2 3D in the Rufisque Deep Offshore block adjacent and to the north. The aggregate of this combined activity is likely to substantially upgrade activity in this relatively under-explored but highly prospective northwest African margin.

Prospect C1 Top Cenomanian Depth C.I. = 25 meters


2200
2000
1900
Cenomanian
Truncation
5 KM

The acquisition of 2,050 square km. of 3D seismic data is being conducted by the French seismic company CGG.

FAR's holds a 30 percent participation in the Rufisque Offshore, Sangomar Offshore and Sangomar Deep Offshore blocks. These offshore concessions, located in the Mauritania-Senegal, Guinea Bissau Basin, offer potential for world class oil accumulations.

Senegal Exploration Opportunity

- Deep water play with giant hydrocarbon potential in the Senegalese portion of the productive Mauritania-Senegal-Guinea Bissau Basin. Large closures identified at the Aptian carbonate and Cenomanian sandstone levels, along with numerous Senonian stratigraphic leads with significant upside potential exceeding 1 billion barrels recoverable within the licence

- The **Sangomar-Rufisque** offshore licence covers an area of 14,981 sq km over the shelf, slope, and basin floor

- Contract terms are among the best in the world, and were recently improved as a result of the government reducing the tax rate to 25%

- FAR is partnering Senegal Hunt Oil Company (**SHOC**) in evaluating this opportunity, by contributing toward a 2050 sq km 3D seismic acquisition program commencing January 2007. The acquisition will utilize the vessel "Symphony" one of the largest seismic vessels in the world.



- The proposed 3D survey is designed to validate several potentially significant prospects and a number of leads identified by Hunt based on existing 2D seismic data in addition to identifying additional prospects

- The northwest African margin is relatively under-explored, but hosts numerous recent, sizeable, and intriguing discoveries including the Woodside operated Chinguetti and Tioff discoveries in adjacent Mauritania


Mauritania
Senegal
Rufisque Dome
Gambia
N

Hunt Oil Company

A privately owned exploration and production company, Hunt Oil has successfully conducted worldwide petroleum operations for 70 years. Today it ranks as one of the world's leading independent energy companies. Hunt currently conducts or participates in major production operations in the United States, Canada, Yemen and Peru. Further information is available at www.huntoil.com.

Participants

Senegal Hunt Oil Company (Operator)	60%
First Australian Resources Limited	**30%**
Petrosen (State Oil Company)	10%

Senegal

With its capital city of Dakar located on the westernmost point of Africa, Senegal is a gateway to the continent. Senegal is considered one of Africa's most politically and economically stable countries and hosts some of the best transportation, telecommunications and communication infrastructure in West Africa. It has been a functioning democracy since independence from France in 1960 and enjoys free and fair elections. Contract terms for oil and gas exploration and production are among the best in the world.

Other Activity – West Africa

- West Africa along with the Deepwater Gulf of Mexico continues to be viewed by industry as one of the few regions outside the Middle East capable of hosting big enough deposits to attract the major oil companies. (Refer Herold Oil & Gas Perspectives Jan 5, 2007)

- A recent auction of acreage in the Congo Basin, offshore Angola for three deepwater exploration tracts saw international oil companies bid in excess of US$3.1 billion in signature bonuses alone, reportedly the highest ever offered for exploration anywhere in the world. Gaz de France has recently agreed to study the feasibility of an LNG project based on deepwater gas discoveries in nearby Mauritania.

- Tullow Oil PLC has successfully bid AUD$1.5 billion for Hardman resulting in a tightening of the pool of listed entities controlling acreage along the Mauritania-Senegal-Guinea Bissau Basin in West Africa.

- Kuwait Foreign Exploration Co recently purchased BG Group PLC's interests in Mauritania for $128 million.

These activities confirm the growing importance of West Africa in world energy and provide a barometer against which to assess the importance of FAR's West African holdings.

NORTH AMERICA

The Company views North America, particularly the gulf coast area, as the key to building a production and reserve base. This is unsurprising given the proliferation of hydrocarbons, the robust energy pricing regime and the established infrastructure. FAR has built a strong network over more than a decade of doing business in Texas and Louisiana. FAR's robust cash position and Houston presence underpins its ability to exploit North American ventures.

PRODUCTION

Gas sales during the quarter totalled 33.3 million cubic feet for an average of 0.36 million cubic feet per day at an average price of US$5.49 per thousand cubic feet before production taxes. Oil sales during the quarter totalled 3,725 barrels for an average of 40 barrels of oil per day at an average price of US$56.87 per barrel before production taxes.

During the quarter completion activity continued at Kakwa in Canada. Four wells were drilled in the Gulf Coast with two being completed for production at Lake Long and wells at West Andrew and Hardeman County being plugged and abandoned. The next well in the program will test the Kicker prospect in South Louisiana and is scheduled for mid February 2007. Leasing activity continued on the NE Waller Project onshore Texas.

The above activity is planned to increase FAR's production profile in due course as successful wells are added to the production stream.

Eagle Project, San Joaquin Basin, California (FAR 15%)
Well suspended for future re-entry

The Eagle Oil Pool remains a valid target given the established presence of oil in the target zone over 177 metres of horizontal extent, coupled with the known ability to flow oil and gas to surface from this zone from the nearby Mary Bellocchi-1 vertical well (223 barrels of oil per day and 0.7 million cubic feet per day flow from a 12 metre interval of lower Mary Bellocchi sand).

A new operator and partner may be sought for this project with the opportunity for an incoming partner to farmin to the interests currently held by some of the parties. FAR has made no decision at this stage and awaits an evaluation of the proposed forward program before making a decision on whether it will continue at its current level of interest in the joint venture or farm down.

Lake Long Project, Lafourche Parish, South Louisiana

- **FAR increases interest in SL 328 #2 Deep Well to 8 percent**
- **Potential of Palace SL328 #2 drilling target revised upward.**
- **Two successful wells drilled under farmout**

Palace SL 328 #2

FAR has increased its working interest in a proposed 13,555 foot Lower Hollywood test to 8 percent at no additional cost following a decision by one of the partners to withdraw.

The operator Kriti holds the remaining 92% and has reworked the interpretation of the prospect to reflect larger potential than previously considered. Revised estimated potential for the prospect is now 22 BCF if all three objectives work including 9 BCF in the strongest Middle Hollywood zone with an associated increase in amplitude in the crestal fault block.

Rig rates are moving downward from the original estimate of US$11.5 million and the well has been deferred to mid year while new bids are sought from rig contractors.

The proposed #2 well is supported by 3D data. BP has now provided a lease to enable the well to progress. FAR (8%WI) hopes to replicate the success achieved in the initial Hollywood test drilled in 2004.

Mustang SL328 #1 cased for production from 25 feet of net pay
Mustang SL 328 #2 cased for production from 97 feet of net pay over 3 zones

During the quarter, the first farmout well, the Mustang SL 328 #1 was drilled and cased for future production from 25 feet of net pay in the Q Sand at 12,300 feet.

The second farmout well, the Mustang SL 328 #2, was also drilled and cased for future production. Logs have confirmed 12 feet of net pay in the H Sand, 4 feet of net pay in the S Sand and 81 feet of net pay in the T Sand. Both wells were drilled using Todco Rig 17.

FAR's ultimate interest in each well will depend on the formation of a production unit. Both wells will be completed for production using a smaller completion rig.

Both wells were drilled pursuant to a farm out agreement reported in June 2006 with Mustang Energy (Operator) covering the south east corner of State Lease 328 on which FAR holds a small working interest (FAR 1.375% WI pre-farm out).

FAR farmed out on a 1/3 back in after payout basis. In the event that 50% of State Lease 328 is included in the proposed unit FAR's working interest would be 0.226875% APO and include a royalty (ORRI) of 0.04125%

All working interests at Lake Long are subject to State and other minor royalties. Other participants in the field include Palace Exploration and Kriti Exploration Inc based in North America.

Subsequent to the end of the quarter the Mustang SL 328 #2 was perforated between 11,342 and 11,357 feet and began flowing at the rate of 360 barrels of oil and 216 mcf of gas per day on a 12/64 inch choke at a flowing tubing pressure of 1231 psi.

South Grosse Tete, Iberville Parish, South Louisiana (FAR 18.3%)
Proposed reciprocal farmout to increase Nodasaria potential

FAR has agreed in principle to participate in a farm-out with Hilliard Inc covering a small portion (about 13 acres) of the Schwing lease in a proposed 12,600 foot Bol Mex test well. The reciprocal farm-out will enable FAR to tie up acreage held by Hilliard prospective for deeper Nodasaria. The farm-out further provides FAR may take over the wellbore if the Bolmex test fails, and use the well for a sidetrack to test our Nodosaria play at greatly reduced cost.

The Schwing #40-1 well, a proposed 14,500 foot Nodosaria test with deep gas potential is considered to be the lowest risk of the three, multi-objective deeper prospects yet to be evaluated on FAR's leases.

Concepts *remaining* to be tested include:

1. the deep pressured Wilcox play to the east which will be tested by the Baist 29-1 well, and
2. the downthrown normally pressured Bolmex and Lower Marg Tex, up-thrown pressured Nonion Struma and Nodosaria to be tested by the Schwing 40-1 well.

The project is being operated by Spartan Operating Company, Inc. FAR's interest will reduce to 13.725 percent provided cost recovery is achieved on a project basis.

Rainosek Project, Lavacca County, Texas (FAR 21.57%)
Completion waiting on formal leaseholder approval

Planned completion activity is still waiting on formal approval from a leaseholder the timing of which remains uncertain.

A completion unit has been retained under contract to perform an uphole completion of the existing Rainosek-1 wellbore in a series of thin potential lower Wilcox pay zones at 8,750, 8,550, 8,312, 8,130, 8,105 and ultimately the 6,000 foot zone. This activity is expected to commence immediately leaseholder approval is granted. FAR has indicated it would participate for its 21.57 percent interest (reducing to 15.89% for participation by the leaseholder).

Provided this work is successful, at least one further drilling location within the Rainosek leasehold area would also be prospective for the Wilcox zones which are evident in the Rainosek-1 and 3 wells. New leases have been secured on the Bender and Bujnoch tracts, to enable the drilling of the Bender-Bujnoch-1 well, 1200 feet southeast of Rainosek-1. Primary objectives are the 8300', 8130' 8100' 7850', 7400' and 6000' zones.

A surface location is currently being negotiated with the surface owner. Subject to this, a slot has been reserved with Black Creek's Rig 1, to drill the Bender-Bujnoch well with most likely timing being 4th quarter 2006. FAR's interest in the proposed well is 21.57 percent.

Rainosek 1 is currently inactive, while Rainosek 3 is producing oil from the 7400' zone.

Trio HBJV Parker, Hardeman County, Texas (FAR 16.77%)
Well plugged and abandoned

The Parker Replacement Well No. 1 well was drilled during the quarter to a total depth of 8,463 feet and logged. Whilst 5 feet of oil cut mud was recovered in a drill stem test a completion was not deemed commercial and the well was plugged and abandoned.

FAR was free carried in the well.

Welder Ranch Gas Project, Victoria County, Texas (FAR 9-9.69%)
A2 well sales commence.

No new drilling activity was undertaken by FAR at Welder Ranch during the quarter.

Sales commenced at the Welder Ranch A2 well on 23 October 2006 at the rate of 2.84 million cubic feet of gas and 150 barrels of oil per day on a 12/64 inch choke at a flowing tubing pressure of 3145 psi.

FAR farmed out its proportionate share in AMI acreage comprising 530 net acres (excluding the Vaquero #1 and #2wells) to Chesapeake Exploration Limited Partnership for the drilling of two (2) wells to test the Middle Wilcox formation. The farm out provided FAR with a 25% carry to casing point in the A2 well (in respect of its proportionate 9% share) and is subject to the Chesapeake JOA and letter agreement with Dune. A production unit has now been formed around the new well with FAR's interest in the ultimate unit being 0.392608%.

The Vaquero #1 and #2 wells and Welder Ranch A2 are located on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, in Victoria County, South Texas. FAR has a 9.69% percent working interest in the Vaquero #1 well and a 9.0% working interest in the #2 well and 0.392608% in the A2 unit.

West Andrew Prospect, Vermillion Parish, South Louisiana (FAR 10%)
Gas shows test not commercial – well P&A

During the quarter the Lucy B. Thomas et al #1 well was drilled to planned total depth of 14,000 feet. Electric logs and formation tests were run to evaluate shows in the primary Camerina objective. The upper sand between 13,372 and 13,396 feet measured gas and water while the lower sand between 13,492 and 13,555 feet recorded low permeability. Preliminary observations suggest the fault trap seen on seismic and intersected by the well on prognosis did not seal. The well has been plugged and abandoned.

NE WALLER, ONSHORE GULF COAST
3D Seismic Project – Experimental line acquired while Leasing continues

FAR is the lead participant in this onshore Texas Gulf Coast exploration opportunity with a 34% working interest which will provide excellent leverage as the program moves into the drilling phase.

FAR together with AYCO, an established Houston based operator ("Operator") intends to acquire a 50 square mile 3D seismic survey covering a lightly explored area, on trend with significant Eocene production. The survey is designed to evaluate a number of structural leads generated by extensive subsurface mapping and evaluation of over 100 miles of existing 2D seismic data acquired mainly in the 1980's.

A test seismic line was undertaken during the quarter to assist in planning the full 50 square mile survey. At first glance it looks like FAR will shoot 2 1/2 pound charges in 60' deep shot holes Contracting arrangements for permitting and seismic data acquisition are now being advanced and should enable the shoot to be acquired mid year. Shot hole drills are very tight due to the high demand.

The Operator reports that 11,817 gross and 8,364 net acres have now been signed up under favourable costs and conditions. Acceptance of lease terms by mineral owners has been encouraging with no competition evident providing a good core base for the proposed 3D program. Leasing is expected to continue until July 2007 when the 3D shoot is expected to commence.

Having tied up the core leases in its Gulf Coast 3D Project FAR is able to provide identification of the program area (see map attached) and name the operator as AYCO Energy of Houston, Texas. This data had been restricted during the ground acquisition phase to limit potential lease competition.


WALLER
Program
Area
TOMBALL, 35
CONROE, 31
HUMBLE, 1905
FAIRBANKS, 38
KATY, 35
HARRIS

Primary Objectives are multiple normally pressured prolific Eocene sands in structural traps. The area to be evaluated with 3D seismic is on depositional strike with several nearby fields which have produced over a quarter trillion cubic feet of gas and over thirty million barrels of liquids. Although targeting natural gas, most of the sands in this trend are condensate rich.

Additional Objectives comprise highly productive Miocene, Oligocene and Upper Eocene sands. These sands have produced primarily from stratigraphic traps. A field on trend has produced almost 30 million barrels of liquids and 20 billion cubic feet of gas from this section. These shallow sands are especially prone to displaying 3D amplitude anomalies.

Deeper potential comprised of a number of high risk – high potential objectives lies beneath the Eocene section.

The purpose of the program will be to locate optimal drill sites from which the sizeable hydrocarbon potential of the play area may be tested. Potential reserves in excess of 50 BCFE, from the primary objectives alone, are anticipated.

The Operator, AYCO, has a successful track record of generating prospects and driving 3D programs in the Gulf Coast area. Importantly this early entry and significant equity in the program will enable FAR to farm out certain of the future drilling risk on favourable terms, should it so desire.

ONSHORE CANADA

Kakwa Project (FAR 15%)
Charlie Lake interval frac in progress.

A production testing programme is in progress at the Kakwa exploration well, located on Suncor acreage in the Kakwa area on the flank of the Peace River Arch Alberta, Canada.

A "high strength" sand with oil fracture stimulation has been conducted over the Charlie Lake interval from 3,104 to 3,131 metres following which the well commenced unloading gas and load fluid. 2 7/8 inch production string has been run in the hole which commenced unloading gas, water and frac fluid. The well has been shut in to allow for pressure build.

The Kakwa well has been drilled to a total depth of 4,080 metres using Precision Rig 645 and has been logged. The well will be produced from one of several upper zones where good gas shows have been confirmed within secondary targets in the Cretaceous section and Middle Triassic intermediate section. Logs confirm several of these zones are likely to be productive.

The venture is currently evaluating the Halfway/Charlie Lake interval between 3,104 and 3,131 metres likely to be more robust in terms of costs, rates and reserves This interval will be perforated, tested, subject to fracture stimulation and if commercial placed on stream.

The lease under this first test comprises 600 acres and forms part of a broader Area of Mutual Interest. The location is immediately adjacent to a highway and to a pipeline offering good logistics for early production in the event of success.

Sons of Kakwa. Participation in the initial test well earns FAR an option to participate in an additional much larger (50 BCF plus), seismically controlled Wabamun prospect lying to the northeast of the initial test site on a lease comprising 800 acres. Several low risk lower potential Cretaceous targets have been identified on both blocks with up to four locations in each section.

During the quarter, FAR commenced negotiations concerning Seismic Participation and a drilling option over this additional prospect now referred to as "Sons of Kakwa". Under the proposal still to be finalised, Suncor is prepared to offer FAR the opportunity to participate in the 3D Seismic program, as well as an opportunity to participate in the drilling of a test well on the captioned lands at such time as a capable and qualified operator has been identified. FAR must elect to drill on or before 30 June 2008.

All leases are subject to Overriding Royalties retained by Suncor.

Clear Hills Project (FAR 15%)
Initial well suspended as potential gas producer

This project is located in the Clear Hills Area in Canada's Western Gas Basin adjacent to the British Columbia border.

During March 2006, the initial test well, the Sweeney 102, was drilled to a total depth of 1,200 metres using Precision Rig 115. Operations to evaluate the hydrocarbon shows encountered while drilling will resume during the winter months provided the ground freezes over, thereby facilitating the movement of equipment. The well will be re-entered and sidetracked for completion as a gas producer. Importantly the well has contributed toward the earning obligation with Suncor and the potential for significant drilling activity on the leases.

FAR is participating for a 15 percent working interest in two obligatory tests, with an option to drill a third test, of the normally pressured Lower Cretaceous Notikewin sand which is estimated by Suncor to have potential recoverable reserves of 5 to 11 BCF in the 7000 acres under lease in 11 sections. The lease under the first test comprises 600 acres and forms part of a broader Area of Mutual Interest (AMI). There are twenty or so prospective sections within the AMI, which may provide a potential for 9 to over 19 BCF of sweet gas.

The location is proximal to several pipelines allowing for early production in the event of success. A 36" Nova gas line is adjacent and in places crosses the acreage while an 8", 800 psi gathering line is 1/5 to 5 miles from the acreage.

The 7000 acres under agreement were leased by Suncor prior to the recent run-up in acreage price. The target Notikewin sands produce in the nearby Drake Field, which has cumulatively produced 28 BCF from 200 wells with an Estimated Ultimate Recovery of 75-80 BCF. The proposed drilling locations are based on a detailed petrophysical analysis of wells, on or adjacent to the leased acreage, which were drilled for deeper objectives but were not considered commercial in the Notikewin at the time they were drilled. This aspect materially reduces the technical risk associated with the acreage.

Wells are expected to produce about 0.4 BCF/well, with initial rates of 300 thousand cubic feet per day per well. Currently the wells are drilled on 640 acre spacing. This spacing does not reflect well drainage. In analogous US reservoirs, spacing has been reduced to 40 acres or less in some cases. Such a trend can be expected in Canada as well. Gas prices are similar to those achieved in the broader North American market.

Participants

Working interests (subject to Overriding Royalties retained by Suncor) in the Clear Hills West project are held as follows:

Choice Resources Corp (Operator)	65%
First Australian Resources Limited	**15%**
Graybeard Energy Ltd.	20%

COMMENT ON NORTH AMERICAN PROJECTS

Ultimately production is expected from both the Kakwa and Clear Hills projects in Canada, at Rainosek in Texas and, subject to successful exploration, at other wells planned in the 2007 program.

Certain other ground floor projects (like the onshore gulf 3D project) have longer lead times as leasing of prospective acreage is secured prior to acquiring 3D seismic, thereby keeping acreage acquisition costs down, without tipping off potential competition. These activities are expected to provide benefits over a medium term and ensure a strong drilling inventory.

Primary emphasis has been placed on near ground floor opportunities where FAR can secure an advantage over its industry peers and which will result in near term benefits to FAR in the form of a free carry through future exploration, recovery of past exploration costs or near term cash flows. Particular emphasis has been directed toward projects with a 3D coverage and a natural gas bias.

AUSTRALIA

WA-254-P - OFFSHORE CARNARVON BASIN
FAR 10.71% (parts 1, 3, 4), 11.25% (part 2) (OPERATOR - APACHE ENERGY LTD)

The permit prospect and lead inventory comprises Duomonte, Dr Zeus, Janus revisited, Helly Belly, Jayasuriya and Little Joe. On going work by Operator, Apache Energy ("Apache") in 2006 has been directed towards maturing the first three mentioned prospects for drilling particularly as new deeper levels of interest in structures are indicated in new seismic reprocessing (Panaeus refresh data) received in December quarter 2005. From developments outlined below 2 to 3 wells will be drilled in the last term of the permit which was granted renewal in March quarter 2006 for a further five years.

A joint venture meeting to confirm the 2007 exploration program including the possible drilling of one of the prospects outlined below has been deferred until February 2007.

An Apache peer group prognosis on the Duomonte Prospect has confirmed progression to drilling. However, drilling has been delayed because of the now recognised potential of deeper formations from acquired Panaeus refresh seismic data and the need to integrate this information into the prospect data base.



WA-1-L
WA-11-L
WA-28-P (1)
LYNX 1A
HURRICANE 1
JAYASURIYA
SAGE
DR ZEUS
JANUS-1
WA-254-P (2)
WA-1-P (3)
WA-200-P
DUOMONTE
SAFFRON
REINDEER
CARIBOU
WA-254-P (4)

The Duomonte Prospect consists of two similar sized lobes, one in WA-254-P the other in adjacent WA-1-P. WA-254-P potential ranges from 20 (mean) to 44 million barrels of oil recoverable (P_{10}) with primary target formation (pre recent seismic developments) being shallower Legendre Formation sands at approximately 2,500 metres depth. A nearby well Janus #1 targeted Legendre sands at a shallower depth than Duomonte and these sands were found to be water wet with oil shows.

A revised look at the seismic data suggests the younger and shallower Calypso Formation sands are also a secondary target, but could be gas prone. New (Panaeus refresh) seismic data suggest deeper seismic events in structure now also need assessment at North Rankin and Mungaroo levels for a Caribou gas (oil) target before Duomonte is drilled. The outcome of the assessment of the new seismic data is an agenda item of the pending joint venture meeting.

A new prospect Dr Zeus (formerly Lead Z) is now a highlight of the prospect and lead inventory. The prospect is a mid *M Australis* (Saffron Sand equivalent) stratigraphic trap with some structural closure outlined by a prominent amplitude anomaly. Prospect potential ranges from; 23 (mean recovered) to 52 million barrels of oil recoverable (P_{10}).

An internal Apache peer group has also reviewed and approved the Dr Zeus prospect for drilling. However, as with the Duomonte Prospect new Panaeus refresh seismic data has highlighted deeper seismic events, particularly at Angel Formation level, that need assessment. Angel Formation is in faulted juxta position to Eliassen Formation sands with probable by passed oil pay that has been determined by the reassessment of shows in this formation in the Janus #1 well.

The Janus #1 well was drilled by the joint venture in late 1997 and the target Legendre Formation sands in a structure was found to be water wet with oil shows. The higher Eliassen sands in the well had some shows which were unexpected at the time and were not followed up. The target potential of the Eliassen sands has recently been recognised by the January 2005 discovery of a 76 metre gas condensate column in the Hurricane 1 well in northern adjacent WA-208-P. This gas condensate discovery was of note as a gas – water contact was not encountered and suggests the possibility of a down dip oil leg. As a result Janus #1 has been re-examined through a detailed petro-physical study. The results of this study suggest the presence of by passed pay in the well. It has been estimated that 11.5 metres of net pay is present from 39.5 metres of gross pay with an oil-water contact at 1,926 metres MDRT in the well. The size of the accumulation has not yet been estimated, but depends on mapping the down dip leg of the inferred accumulation in ongoing work this past calendar year.

Miscellaneous prospects Little Joe, Helly Belly (Lower Cretaceous / Angel Formation sands in structural closure in a buttress trap) and leads, Jayasuriya and Kleopatra (Eliassen sands stratigraphic pinch out on the basin slope) require more interpretative work, especially as new Panaeus refresh seismic data is now available to determine if they are possible drilling candidates too.

WA-254-P was renewed on the 12 June 2006 for a further term of five years and comprises 4 graticular blocks (321 square kilometres).

T18P, BASS BASIN, OFFSHORE TASMANIA, (0.09375% Overriding Royalty) (OPERATOR ORIGIN ENERGY)

FAR is the holder of a 0.09375% royalty interest over Bass Basin (Offshore Tasmania) Permit T18P where the Trefoil-1 wildcat well was drilled and production tested during the final quarter of 2004, confirming a new gas-condensate field discovery.

As a royalty holder FAR does not receive information on activities within the block other than for data lodged with the ASX.

EP 104 AND RETENTION LEASE R1 - CANNING BASIN - 8% INTEREST
WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST
ARC Energy appointed Operator with activity set to accelerate.

The appointment of Arc Energy as Operator of the EP 104/R1 Joint Venture (with Century Rig 18 secured) and the funding of Stokes Bay-1 well by Empire Oil and Gas provides a likely mid 2007 spud date in a possible 2 well back to back program.

The first well in the program is expected to be Stokes Bay-1 well which will test the reservoir objectives of the Carboniferous-aged Anderson Formation sands. The Anderson Formation is productive at the Point Torment-1 gas discovery, the West Kora-1 oilfield together with other oilfields Lloyd and West Terrace, all located on the Pinnacle Fault System.

The Point Torment-1 gas discovery is situated in Retention Lease R1 in the Fitzroy Sub Basin of the Canning Basin. This gas discovery is located along the Pinnacle Fault to the north west of the West Kora-1 oil discovery.

The trap is a 3-way dip closed anticline, bounded to the north by the Pinnacle Fault. The Stokes Bay-1 well is planned to intersect the reservoir section updip from the Point Torment-1 gas discovery drilled in 1992 where gas tested at a flow rate of 4.3 million cubic feet of gas per day. The Stokes Bay-1 well will target potential recoverable reserves estimated to be 80 billion cubic feet of gas and 10.3 million barrels of oil.


R1
PROPOSED WELL STOKES BAY-1
WEST KORA-1
APPLICATION L98-1

STOKES BAY-1 ANDERSON GAS SANDS. POTENTIAL RECOVERABLE GAS RESERVES OF 80 BILLION CUBIC FEET

VALENTINE

Following the Stokes Bay-1 well, the Valentine-1 well is likely to be drilled as a directional well from the same drill site location. The Valentine Prospect, in R1 and L98-1, is a large stratigraphic trap on the down thrown side of the Pinnacle Fault. It covers an area of 50 square kilometres and is defined by a package of seismic reflectors within the Late Devonian on the down thrown side of the Pinnacle Fault. This package of seismic reflectors is interpreted to be sands, which pinch out to the northeast against the Pinnacle Fault and against broad structural noses to the northwest and southeast. Structurally they dip to the southeast. Similar sands were intersected in the Puratte-1 well, which demonstrated good reservoir quality (15- 25% porosities). Potential recoverable reserves for the Valentine Prospect if hydrocarbons are present and the trap is filled to the spill point are estimated to be in the order of 200 million barrels of oil or 1.2 trillion cubic feet of gas.

WEST KORA

The potential for oil in this area is demonstrated by the West Kora Oilfield located within Application for a Production Licence L98-1. West Kora-1 is a completed oil well, which has the potential to be placed back on production to the existing West Kora-1 Tank Farm. West Kora-1 in particular, emphasises the potential for further oil discoveries along the Pinnacle Fault Trend and in the Stokes Bay- 1 well. Success at Stokes Bay-1 will enhance the timing of settling the grant of the Production Licence with the Department of Industry and Resources and together with a workover of the West Kora-1 well, an application and safety case to re-commence production at West Kora-1.

EP 104 occupies an area of 740 sq km. The permit has been renewed for a term of five years with effect from 4 April 2005. Retention Lease R1 occupies an area of 250 sq km and was awarded on 29 August 2003 for a term of five years. These tenements plus the West Kora Application contain the Point Torment and Valentine Prospects and the West Kora oil discovery which is currently shut in.

OFFSHORE CHINA
BEIBU GULF BLOCK 22/12 - 5% working interest
OPERATOR ROC OIL
Wei 6-12 South oil discovery China

Key Points

During January 2007, the Operator ROC announced that it had completed an Appraisal Report relating to the Wei 6-12 South and Wei 6-12 oilfields in Block 22/12 in the Beibu Gulf, offshore China.

The report indicated that the most likely oil in-place for the two fields and the two adjacent, undrilled, prospects, is approximately 83 MMBOIP; with an upside potential of 108 MMBOIP. The most likely recoverable oil estimate for these four features is 29 MMBO with an upside potential of 37 MMBO.

On this basis, the Joint Venture is moving towards the commercial development of these fields and adjacent prospects.

SUMMARY

- The Operator of the Block 22/12 Joint Venture, has completed the Appraisal Report ("the Report") for the Wei 6-12 South and Wei 6-12 oilfields in the Beibu Gulf, offshore China. The Report has been submitted to the Chinese government authorities with a view to moving the fields towards commercial development.

- Based upon the oil in-place figures in the Report and model-generated recovery factors, it is estimated that the recoverable oil at the Wei 6-12 South and Wei 6-12 oilfields ranges from a most likely case of 19 MMBO to an upside case of 27 MMBO.

- The Report does not address an additional 10 MMBO most likely estimate for the recoverable oil in the undrilled Sliver and Footwall prospects which are adjacent to the Wei 6-12 South Field.

- The Joint Venture is now moving towards the commercial development of the fields via a formal Front End Engineering and Design ("FEED") phase, due to commence in late 1Q 2007 and a Final Investment Decision ("FID"), expected in 2H 2007. Subject to normal industry caveats, including timely receipt of government approvals, availability of contractors and the cost of goods and services, this schedule could lead to first oil production by 2009. In order to progress the development concept as quickly as possible, the Joint Venture has already sanctioned work that would normally be conducted as part of a formal FEED process.

BACKGROUND

The Report only addresses the in-place oil at the Wei 6-12 and Wei 6-12 South fields, without reference to the five mapped prospects which lie within 4 km of these fields nor to the other four known oil accumulations in the southern part of the permit. The Report's key point is:

- Reservoir modelling indicates the most likely oil in-place for the two known fields is 56 MMBOIP, with a combined upside oil in-place of 78 MMBOIP. Approximately 80% of the in-place oil is contained within the Wei 6-12 South Field.

Application of simulation model-generated recovery factors of approximately 35% for Wei 6-12 South and 25% for Wei 6-12 accumulations, suggest that the most likely estimate of combined recoverable oil from these two fields is 19 MMBO, which could increase subject to reservoir optimisation. The potential upside recoverable oil volume for the two fields is 27 MMBO.

It is anticipated that initial production from the potential development of the Wei 6-12 and Wei 6-12 South fields will range from 10,000 BOPD to 15,000 BOPD. Assuming current oil prices, the fields' productive life could span 10 years.

When the most likely oil in-place estimate for the two known fields (Wei 6-12 South and Wei 6-12) is combined with the equivalent estimate for the two adjacent, undrilled, prospects (Sliver and Footwall) contained in the Independent Expert's Report which accompanied ROC's November 2006 Rights Issue Prospectus, the total most likely oil in-place for the four featured Wei Oil Field Complex is approximately 83 MMBOIP; with an upside potential of 108 MMBOIP. Subject to the successful drilling of the Sliver and Footwall prospects, the most likely total recoverable oil estimate for these four features is 29 MMBO; with an upside potential of 37 MMBO.

The Wei 6-12 South and Wei 6-12 production facilities would be designed to accommodate potential oil accumulations in the Sliver and Footwall prospects and the three other, higher risk, prospects which lie within four kilometres of the Wei 6-12 South Oil Field. According to the Independent Expert's Report referred to above, these three other prospects have a mapped in-place P50 oil potential of approximately 150 MMBOIP.

The design of the Wei 6-12 South and Wei 6-12 production facilities would also allow for future expansion to accommodate the potential development of the other four oilfields in the southern part of the Block. Unlike the oil in the northern part of the permit, the oil in these four southern fields is relatively heavy and viscous but these fields represent a large potential resource with an estimated P50 oil in-place of about 240 MMBOIP, as documented in the Independent Expert's Report referred to above.

**The China National Offshore Oil Company ("CNOOC") is entitled to participate up to a 51% funding equity level in any commercial development within Block 22/12.*

On 22 September, government authorities in China extended the term of the Production Sharing Contract for Block 22/12, for a further two years with a two well drilling commitment to 30 September 2008.

FAR maintains a web site at www.far.com.au.
Enquiries: Michael Evans 61-8-9322-3939 email: info@far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Bevan Warris, a geologist with 35 years experience and AAPG Certified Petroleum Geologist No 4723. Dr Warris has given his consent to the information in the form and context in which it appears.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN	Quarter ended ("current quarter")
41 009 117 293	31 December 2006

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from product sales and related debtors		615	3,477
1.2	Payments for	(a) exploration and evaluation		
		(b) development	(1)	(18)
		(c) production	(162)	(697)
		(d) administration	(331)	(1,556)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		281	796
1.5	Interest and other costs of finance paid		(155)	(942)
1.6	Income taxes paid			
1.7	Other (provide details if material)		23	47
	Net Operating Cash Flows		270	1,107
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospect leases	(280)	(998)
		(b)equity investments		
		(c) other fixed assets	7	(30)
		(d) exploration & evaluation	(4,000)	(13,088)
1.9	Proceeds from sale of:	(a)prospects		17
		(b)equity investments		
		(c)other fixed assets		
1.10	Loans to other entities			
1.11	Loans repaid by other entities			
1.12	Other (Forex Revaluation)		(4)	(5)
	Net investing cash flows		(4,277)	(14,104)
1.13	Total operating and investing cash flows (carried forward)		(4,007)	(12,997)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(4,007)	(12,997)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.		12,363
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		5,390
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other (Share Issue Expenses)		(821)
	Net financing cash flows	0	16,932
	Net increase (decrease) in cash held	(4,007)	3,935
1.20	Cash at beginning of quarter/year to date	17,405	9,483
1.21	Exchange rate adjustments to item 1.20	(33)	(53)
1.22	**Cash at end of quarter**	13,365	13,365

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	96
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	758	562
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	3,172
4.2	Development	279
	Total	**3,451**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	38	116
5.2	Deposits at call	680	912
5.3	Commercial Bills	12,578	16,305
5.4	US$ Foreign Currency a/c	69	72
	Total: cash at end of quarter (item 1.22)	13,365	17,405

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	413,688,031	413,688,031	N/A	N/A
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	- -	- -	- -	
7.5	**+Convertible debt securities: 10% Unsec.Redeem. Convertible Note)**	7,700,000	7,700,000	70 cents	*Maturity Date* 31 January 2009
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				*Maturity Date*
7.7	**Options**			*Exercise price*	*Expiry date*
	Incentive	7,865,313	–	10 cents	16 June 2007
	Consultant	2,000,000	–	10 cents	30 June 2008
	Consultant	200,000	–	12.5 cents	30 September 2008
	Consultant	300,000	–	15 cents	30 September 2008
	Consultant	1,500,000	–	18 cents	30 June 2008
	Consultant	1,500,000	–	23 cents	30 June 2009
	Consultant	2,000,000	–	30 cents	30 June 2010
7.8	Issued during quarter	-	-	*Issue Price* -	*Expiry Date* -
7.9	Exercised during quarter	-		*Exercise Price* -	*Expiry Date* -
7.10	Expired during quarter			*Exercise Price*	*Expiry Date*
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.



Date: 30 January 2007
Print name: MICHAEL EVANS (DIRECTOR)

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

END